ARBOR REALTY TRUST, INC.
333 Earle Ovington Boulevard, Suite 900
Uniondale, NY 11553
June 8, 2010
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Karen J. Garnett & Stacie Gorman
Fax: (703) 813-6984

Re:	Arbor Realty Trust, Inc.; Registration Statement on Form S-3 (File No. 333-165408)
Ladies and Gentlemen:
     Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Arbor Realty Trust, Inc., a Maryland corporation (the “Company”) hereby requests acceleration of its Registration Statement on Form S-3, No. 333-165408, to 2:00 p.m. on Thursday, June 10, 2010, or as soon thereafter as practicable.
     We acknowledge that the disclosure in the filing is the responsibility of the Company. The Company further acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions on this matter, please call the undersigned at (516) 832-7422.

Very truly yours, ARBOR REALTY TRUST, INC.
By:	/s/ Paul Elenio
	Name:	Paul Elenio
	Title:	Chief Financial Officer and Treasurer